UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-42416

Elong Power Holding Limited

(Translation of registrant’s name into English)

Gushan Standard Factory Building Project

Ganzhou New Energy Vehicle Technology City

West Gushan Road and North Xingguang Road

Ganzhou City, Jiangxi Province, 341000, PRC

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Regulation FD Disclosure

On July 8, 2025, Elong Power Holding Limited issued a press release announcing a strategic cooperation agreement with the Consumer Protection Agency of the Republic of Indonesia. The press release is filed as Exhibit 99.1 to this Form 6-K and is incorporated herein by reference.

Exhibits

Exhibit No.	Description
99.1	Press release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ELONG POWER HOLDING LIMITED

Date: July 8, 2025	By:	/s/ Xiaodan Liu
Xiaodan Liu
Chairperson and Chief Executive Officer